SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549


                           FORM 6-K

                Report of Foreign Private Issuer


              Pursuant to Rule 13a-16 or 15d-16 of
               the Securities Exchange Act of 1934



                         07 June 2004


                         BT Group plc
         (Translation of registrant's name into English)


           BT Centre
           81 Newgate Street
           London
           EC1A 7AJ
           England

           (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

               Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Enclosures:  1. Alliance with Hewlett Packard announcement made on 04 May 2004
             2. Director Shareholding announcement made on 07 May 2004
             3. Holding(s) in Company announcement made on 07 May 2004
             4. Holding(s) in Company announcement made on 10 May 2004
             5. Broadband price changes announcement made on 13 May 2004
             6. Director Shareholding announcement made on 17 May 2004
             7. Holding(s) in Company announcement made on 17 May 2004
             8. Director Shareholding announcement made on 17 May 2004
             9. Director Shareholding announcement made on 21 May 2004
            10. Director Shareholding announcement made on 21 May 2004
            11. Director Shareholding announcement made on 21 May 2004
            12. Transaction in Own Shares announcement made on 25 May 2004
            13. Transaction in Own Shares announcement made on 28 May 2004
            14. Director Shareholding announcement made on 01 June 2004
            15. Transaction in Own Shares announcement made on 02 June 2004


Enclosure 1.

BT AND HP ANNOUNCE $1.5 BILLION DEAL AND GLOBAL IT AND COMMUNICATIONS ALLIANCE
   Agreement Transforms Supplier Relationship into Strategic Alliance;
   Managed Services Agreement Forms Basis for Joint Go-to-Market Effort


NEW YORK, May 4, 2004 -- BT and HP today announced plans to develop a strategic go-to-market alliance that will address mutual growth opportunities in the global information and communications technology (ICT) marketplace. As the communications and IT sectors continue to converge, the companies see this as a major opportunity to utilize their combined capabilities in delivering enhanced service offerings to the growing global ICT market.

As a first step, the companies have signed managed services agreements with a combined value of $1.5 billion over the next seven years. Under these agreements, HP will manage BT's midrange and desktop information technology (IT) infrastructure in the UK, and BT will manage HP's voice and data network and product support call centers within the EMEA (Europe, Middle East and Africa) region.

These agreements build upon each company's core capabilities and provide a strong foundation for the longer-term alliance. The immediate focus of the companies is to implement successfully the managed service agreements over the coming months, while concurrently developing the joint go-to-market approach.

"Connections matter more than ever today, and in a world where business and technology are inextricably linked, bringing together IT and communications into one seamless environment creates a solid foundation for growth," said Carly Fiorina, HP chairman and chief executive officer. "When we capitalize on our combined strengths, we not only take our own capabilities to a new level, but we then bring the very same standard of simplicity and excellence to our own customers, quickly, securely and reliably."

Ben Verwaayen, BT chief executive officer, commented, "This is a great opportunity for BT that delivers key components of our ICT strategy. The global market for ICT provides us with a substantial growth opportunity that can significantly benefit both companies' revenues. In a consolidating industry, we believe it makes sense to create a strong alliance between a world-class communications company and a global IT company."

Starting this summer, the companies plan initially to address targeted European enterprises, plus the UK mid-market, consumer and small- and medium-size business (SMB) markets through a combination of service offerings. Subsequently, other markets will be added as conditions and opportunities develop, in order to ultimately provide global solutions capability via the alliance.

The companies are evaluating the development of world-class propositions in segments such as ICT infrastructure, application management, mobility, workplace solutions and contact center services. The approach will include the creation of a common service delivery model that is designed to improve the technical alignment across both companies in order to deliver, both together and separately, seamless ICT services.

Photographs of the New York press event are available via the  Associated  Press
Photo  Network  and  on  the  Internet  at  Feature   Photo   Services  Link  at
www.newscom.com


About BT

BT Group plc is the listed holding company for an integrated group of businesses providing voice and data services in the UK and elsewhere in Europe. British Telecommunications plc, a wholly-owned subsidiary of BT Group, holds virtually all businesses and assets of the BT group.

BT is one of Europe's leading providers of telecommunications services. Its principal activities include local, national and international telecommunications services, higher-value broadband and internet products and services, and IT solutions. In the UK, BT serves over 20 million business and residential customers with more than 29 million exchange lines, as well as providing network services to other licensed operators.


BT consists principally of three lines of business:

- BT Retail, serving businesses and residential customers and including BT Openworld, one of the UK's leading ISPs.

- BT Wholesale, providing network services and solutions within the UK, including ADSL, conveyance, transit, bulk delivery of private circuits, frame relay and ISDN connections.

- BT Global Services, BT's managed services and solutions provider, serving multi-site organizations worldwide. Its core target market is the top 10,000 global multi-site organizations with European operations.

There are a number of other businesses within the BT group, including BT Exact, an internationally renowned centre of excellence in IT and networking technologies. It is also BT's technology and research and development business. In the year ended 31 March 2003, BT's turnover was GBP18,727m. with profit before taxation of GBP1,829m. For more information, visit www.bt.com

About HP

HP is a technology solutions provider to consumers, businesses and institutions globally. The company's offerings span IT infrastructure, personal computing and access devices, global services and imaging and printing. For the last four fiscal quarters, HP revenue totaled $74.7 billion. More information about HP (NYSE, Nasdaq: HPQ) is available at www.hp.com.

This news release contains forward-looking statements that involve risks and uncertainties, as well as assumptions that, if they never materialize or prove incorrect, could cause the results of HP and its consolidated subsidiaries to differ materially from those expressed or implied by such forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including any projections of earnings, revenues, or other financial items; any statements of the plans, strategies, and objectives of management for future operations; any statements concerning proposed new services or developments; any statements regarding future economic conditions or performance; statements of belief and any statement of assumptions underlying any of the foregoing. The risks, uncertainties and assumptions referred to above include employee management issues; the timely development, production and acceptance of services and their feature sets; the challenge of managing asset levels, including inventory; the difficulty of keeping expense growth at modest levels while increasing revenues; and other risks that are described from time to time in HP's Quarterly Report on Form 10-Q for the period ended Jan. 31, 2004, and HP's other Securities and Exchange Commission reports filed after HP's Annual Report on Form 10-K for the fiscal year ended Oct. 31, 2003. HP assumes no obligation and does not intend to update these forward-looking statements. END

Enclosure 2.


SCHEDULE 11
NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company
BT Group plc

2) Name of Director
Sir Anthony Greener

3) Please state whether notification indicates that it is in respect of holding of the shareholder name in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest.

Director in 2) above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Mr C W Greener & Miss C Greener

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Mr C W Greener & Miss C Greener

6) Please state the nature of the transaction. For PEP transactions please indicated whether general/single co PEP and if discretionary/non discretionary

Change in the notifiable interest of Sir Anthony Greener following Mr C W Greener and Miss C Greener ceasing to be dependants of Sir Anthony Greener (having reached the age of 21). This results in 1,560 shares no longer being part of Sir Anthony Greener's notifiable interest.


7) Number of shares/amount of stock acquired:

n/a

8) Percentage of issued class

n/a

9) Number of shares/amount of stock disposed n/a

10)Percentage of issued class

n/a

11) Class of security

Ordinary  shares of 5p each

12) Price per share

n/a

13) Date of  transaction

07 May 2004

14) Date Company  informed

7 May 2004

15) Total holding  following this notification

Sir Anthony Greener

34,607 ordinary shares - personal holding;

16) Total  percentage  holding of issued class following this  notification

n/a

If a director has been granted options by the company please complete the following boxes

17) Date of grant

n/a

18) Period during which or date on which exercisable

n/a

19) Total  amount paid (if any) for grant of the option

n/a

20)  Description of shares or debentures involved: class, number

n/a

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

n/a

22) Total number of shares or debentures over which options held following this notification

n/a

23) Any additional information

n/a

24) Name of contact and telephone  number for queries

John Challis,  020 7356 4086

25) Name of signature or authorised company official responsible for making this notification

John Challis

Date of Notification: DATE \@ "dd MMMM yyyy" 07 May 2004

End END

Enclosure 3

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

BT Group plc

2) Name of shareholder having a major interest

Barclays PLC

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Total holding of the above shareholder

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Registered holder                                            number of shares
ALMLUFTTL-18409-CHASE MANHATTEN                                     4,550,597
ASTEXMTTL-21359-CHASE NOMINEES                                      2,645,178
ASUKEXTTL-20947-CHASE MANHATTEN                                    76,026,618
Bank of Ireland                                                     2,411,174
BARCLAYS CAPITAL NOMINEES LIMITED                                   2,101,074
BARCLAYS CAPITAL SECURITIES LIMITED                                19,608,038
Barclays Trust Co & others                                             32,158
BARCLAYS TRUST CO AS EXEC/ADM                                           9,535
Barclays Trust Co DMC69                                                59,413
Barclays Trust Co E99                                                  20,390
Barclays Trust Co R69                                                 144,598
BLEEQTTTL-17011-CHASE MANHATTEN                                       141,212
BLENTFUKQ-16344-CHASE MANHATTEN                                       836,257
BLENTPUKQ-16345-CHASE MANHATTEN                                     1,408,887
BLEQFDUKQ-16331-CHASE MANHATTEN                                     2,049,237
BLEQPTUEA-16341-CHASE MANHATTEN                                     2,728,985
BLEQPTUKQ-16341-CHASE MANHATTEN                                     5,607,542
BLINTNUKQ-16338-CHASE MANHATTEN                                      592,576
BLINTPUKQ-16342-CHASE MANHATTEN                                     1,043,635
BLUKINTTL-16400-CHASE MANHATTEN                                    77,959,586
BNP PARIBAS                                                           594,673
CHATRKTTL-16376-CHASE MANHATTEN                                     4,551,823
Clydesdale Nominees HGB0125                                            44,665
Clydesdale Nominees HGB0225                                               795
INVESTORS BANK AND TRUST CO.                                        1,008,587
INVESTORS BANK AND TRUST CO                                        40,723,146
INVESTORS BANK AND TRUST CO.                                       12,842,314
INVESTORS BANK AND TRUST CO.                                        2,172,779
INVESTORS BANK AND TRUST CO.                                       23,893,701
INVESTORS BANK AND TRUST CO.                                        5,777,419
INVESTORS BANK AND TRUST CO.                                        3,769,168
INVESTORS BANK AND TRUST CO.                                           86,830
INVESTORS BANK AND TRUST CO.                                        1,271,791
INVESTORS BANK AND TRUST CO.                                        8,365,644
INVESTORS BANK AND TRUST CO.                                          174,222
INVESTORS BANK AND TRUST CO.                                          119,893
INVESTORS BANK AND TRUST CO.                                          625,195
INVESTORS BANK AND TRUST CO.                                          145,878
INVESTORS BANK AND TRUST CO.                                          234,059
INVESTORS BANK AND TRUST CO.                                        2,673,209
INVESTORS BANK AND TRUST CO.                                          115,590
INVESTORS BANK AND TRUST CO.                                          239,710
JPMORGAN CHASE BANK                                                 1,645,947
JPMORGAN CHASE BANK                                                 1,815,107
JPMORGAN CHASE BANK                                                   255,990
JPMorgan Chase Bank                                                    91,502
JPMorgan Chase Bank                                                 1,008,663
JPMorgan Chase Bank                                                 1,197,585
JPMorgan Chase Bank                                                   717,938
JPMorgan Chase Bank                                                 1,305,609
JPMorgan Chase Bank                                                   735,419
JPMorgan Chase Bank                                                 1,053,012
JPMorgan Chase Bank                                                   943,018
JPMorgan Chase Bank                                                   239,559
JPMorgan Chase Bank                                                   367,699
JPMorgan Chase Bank                                                   367,264
JPMorgan Chase Bank                                                    89,220
JPMorgan Chase Bank                                                 3,981,409
JPMorgan Chase Bank                                                   106,040
JPMorgan Chase Bank                                                    73,919
JPMorgan Chase Bank                                                   560,058
JPMorgan Chase Bank                                                   289,304
Master Trust Bank                                                     427,812
Mellon Trust - Boston                                               1,526,887
MELLON TRUST OF NEW ENGLAND                                         1,480,966
Mitsubishi Trust International                                         46,163
Mitsubishi Trust International                                         69,736
Mitsubishi Trust International                                        118,664
Mitsubishi Trust International                                        358,173
NORTHERN TRUST BANK - BGI SEPA                                      2,033,852
NORTHERN TRUST BANK - BGI SEPA                                        905,428
NORTHERN TRUST BANK - BGI SEPA                                        313,563
R C Greig Nominees BL1                                              1,236,699
R C Greig Nominees CM1                                                309,023
R C Greig Nominees GP1                                              2,016,666
R C Greig Nominees SA1                                                506,838
State Street 708,269
STATE STREET BANK & TRUST - US                                      8,218,269
STATE STREET BANK AND TRUST CO                                        423,125
Sumitomo TB                                                           225,812
Swan Nominees Limited                                                  32,259
ZEBAN NOMINEES LIMITED                                                225,783

TOTAL HOLDING                                                     347,436,030

5) Number of shares/amount of stock acquired

Total holding of 347,436,030 shares

6) Percentage of issued class

4.04%

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class-

N/A

9) Class of security

Ordinary shares of 5p in BT Group plc


10) Date of transaction

n/a

11) Date company informed

7 May 2004

12) Total holding following this notification

Total holding of 347,436,030 shares


13) Total percentage holding of issued class following this notification

4.04%

14) Any additional information

This notification updates the previous notification dated 22 August 2002 and is a result of the reduction of issued share capital to 8,590,507,813 shares as a result of the share buyback programme.

15) Name of contact and telephone number for queries

John Challis, 020 7356 4086

16) Name of authorised company official responsible for making this notification

John Challis, 020 7356 4086
Date of notification 7 May 2004


End
END

Enclosure 4.

                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1)   Name of company

     BT Group plc

2)   Name of shareholder having a major interest

     Capital Group Companies

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

     Total holding of the above shareholder

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Registered holder                                        number of shares

Barclays Bank - Capital International Limited            176,556
Chase Nominees Limited - Capital International SA        1,200,000
Chase Nominees Limited - Capital R&M Company             225,625,000

TOTAL HOLDING                                            227,001,556


5)   Number of shares/amount of stock acquired

     n/a

6)   Percentage of issued class

     2.64%

7)   Number of shares/amount of stock disposed

     n/a

8)   Percentage of issued class-

     n/a

9)   Class of security

     Ordinary shares of 5p in BT Group plc

10)  Date of transaction

     n/a

11)  Date company informed

     n/a

12)  Total holding following this notification

     Total holding of 227,001,556 shares

13)  Total percentage holding of issued class following this notification

     2.64%

14)  Any additional information

This notification updates the previous notification dated 02 December 2003 and as result of the reduction in interest from 3.02% to 2.64%, Capital Group Companies no longer has a notifiable interest in the issued share capital of the Company.



15)  Name of contact and telephone number for queries

     John Challis, 020 7356 4086


16) Name of authorised company official responsible for making this notification

     John Challis, 020 7356 4086


Date of notification 10 May 2004


End

Enclosure 5.

NR0430                             May 13, 2004

               BT TO USHER IN NEW ERA OF BROADBAND INVESTMENT

            New LLU services to encourage investment and innovation

BT is to develop new services that should alter the face of broadband competition in the UK. The company is to re-design and simplify its current local loop unbundling (LLU) product in the strong belief that such a move will benefit those companies who are willing to invest and innovate. The move should also reduce the need for future regulatory intervention and so create greater certainty for the whole industry to invest with confidence.

In a move designed to enhance and extend infrastructure competition, BT is to cut the prices for its LLU products by up to 70 per cent in a phased series of price cuts. The long term aim is that products such as BT DataStream will be subject to less regulation in areas where LLU has been a success. This should benefit companies that are prepared to invest.

BT will continue to offer the widest variety of wholesale access products in Europe. The new LLU product will be closer to simpler continental models and BT aims to introduce it to the market within six months. Immediate price cuts will be made to ensure there is sustainable demand prior to launch and to enable potential customers to plan ahead with confidence.

The monthly rental price for the existing shared LLU product will come down on June 1 from GBP4.42 to GBP2.26 per line with the connection fee also falling from GBP117 to GBP83.33. Taking both cuts into consideration, this represents an overall saving of 35 per cent on the current price.

Prices will be reduced again - making a total reduction of up to 70 per cent - once the full cost benefits of the re-scoped product and the achievement of certain volumes filter through. Prices for the fully unbundled LLU product are also to come down initially by an average of 15 per cent.

BT is to make several other changes. These include adjusting the price for elements of its BT DataStream products to ensure there are adequate margins between BT DataStream and BT IPStream Home 500. These adjustments will be announced by the end of May with the margin being maintained with regard to all BT IPStream capacity based charging products.

In addition, BT is also to introduce a new wholesale calls product for Carrier Pre-Selection (CPS) operators where they have invested in connecting to a local exchange. This product will allow them to use BT directly for on-switch or inter-local exchange calls at a price such that their overall costs can be considerably reduced. The final product will be developed in consultation with Ofcom and the industry with interim arrangements to be put in place from July.

BT chief executive Ben Verwaayen said today: "Our announcement marks a major move towards the telecommunications market of the future. BT has always argued that a market needs to develop in which those who are willing to invest and innovate can reap the rewards. This is a significant step in that direction.

"We now have a far clearer idea of how Ofcom sees the market developing and we share their view that competition based at the infrastructure level will be good for everyone and for the UK in general.

"Their statements about regulatory certainty are crucial as we have enormously ambitious plans for the networks of the future and require that certainty for shareholders if we are going to invest the huge sums required.

"BT took a bold step forward two years ago when it cut the price of broadband and changed the shape of the broadband industry. This is an equally ambitious move and one we are confident will have long term benefits for both the UK and BT."

                 ---------------------------------------------

Inquiries about this news release should be made to the BT Group Newsroom on its 24-hour number: 020 7356 5369. From outside the UK dial + 44 20 7356 5369. All news releases can be accessed at our web site: http://www.bt.com/newscentre

About BT

BT Group plc is the listed holding company for an integrated group of businesses providing voice and data services in the UK and elsewhere in Europe. British Telecommunications plc, a wholly-owned subsidiary of BT Group, holds virtually all businesses and assets of the BT group.

BT is one of Europe's leading providers of telecommunications services. Its principal activities include local, national and international telecommunications services, higher-value broadband and internet products and services, and IT solutions. In the UK, BT serves over 20 million business and residential customers with more than 29 million exchange lines, as well as providing network services to other licensed operators.

BT consists principally of three lines of business:

- BT Retail, serving businesses and residential customers and including BT Openworld, one of the UK's leading ISPs.

- BT Wholesale, providing network services and solutions within the UK, including ADSL, conveyance, transit, bulk delivery of private circuits, frame relay and ISDN connections.

- BT Global Services, BT's managed services and solutions provider, serving multi-site organisations worldwide. Its core target market is the top 10,000 global multi-site organisations with European operations.

There are a number of other businesses within the BT group, including BT Exact, an internationally renowned centre of excellence in IT and networking technologies. It is also BT's technology and research and development business.

In the year ended 31 March 2003, BT's turnover was GBP18,727m. with profit before goodwill amortisation, exceptional items and taxation of GBP1,829m.

For more information, visit www.bt.com

Enclosure 6.

                                    SCHEDULE 11
          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

BT Group plc

2) Name of Director

Paul Reynolds

3) Please state whether notification indicates that it is in respect of holding of the shareholder name in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest.

Director in 2) above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Halifax Corporate Trustees Limited (as Trustee of the BT Group Employee Share Investment Plan).

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

n/a

6) Please state the nature of the transaction. For PEP transactions please indicated whether general/single co PEP and if discretionary/non discretionary

Monthly purchase of shares under the terms of the BT Group Employee Share Investment Plan.

7) Number of shares/amount of stock acquired:

Purchase of 75 shares at 167.25p per share.

8) Percentage of issued class

n/a

9) Number of shares/amount of stock disposed

n/a

10) Percentage of issued class

n/a

11) Class of security

Ordinary shares of 5p each

12) Price per share

167.25p

13) Date of transaction

17 May 2004

14) Date Company informed

17 May 2004

15) Total holding following this notification

Paul Reynolds:

1. 46,967 ordinary shares - personal holding;
2. 156,687 shares under BT Group Deferred Bonus Plan;
3  Options over 4,555 shares under BT Group Employee Sharesave Scheme;
4. Options over 1,457,124 shares under BT Group Global Share Option Plan.

16) Total percentage holding of issued class following this notification

n/a

If a director has been granted options by the company please complete the following boxes

17) Date of grant

n/a

18) Period during which or date on which exercisable

n/a

19) Total amount paid (if any) for grant of the option

n/a

20) Description of shares or debentures involved: class, number

n/a

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

n/a

22) Total number of shares or debentures over which options held following this notification

n/a

23) Any additional information

The above named Director has a technical interest, as at 17 May 2004 under
Schedule 13 of the Companies Act as follows:

   - A technical interest, together with all employees of BT Group plc in 152,310 Ordinary Shares held by the Trustee of the BT Group Employee Share Investment Plan, Halifax Corporate Trustees Limited;

   - A technical interest, together with all employees of BT Group plc in 30,463,435 Ordinary Shares held by Ilford Trustees (Jersey) Limited in respect of contingent awards under executive share plans;

 24) Name of contact and telephone number for queries

John Challis, 020 7356 4086

25) Name of signature or authorised company official responsible for making this notification

John Challis

Date of Notification: 17 May 2004

End

Enclosure 7.

                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1)            Name of company

BT Group plc

2) Name of shareholder having a major interest

Brandes Investment Partners

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Total holding of the above shareholder

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Registered holder number of shares
Brandes Investment Partners, LLC 347,201,310

5) Number of shares/amount of stock acquired

n/a

6) Percentage of issued class

4.0%

7) Number of shares/amount of stock disposed

n/a

8) Percentage of issued class-

n/a

9) Class of security

Ordinary shares of 5p in BT Group plc

10) Date of transaction

n/a

11) Date company informed

n/a

12) Total holding following this notification

Total holding of 347,201,310 shares

13) Total percentage holding of issued class following this notification

4.0%

14) Any additional information

This notification is in response to a letter received in accordance with Section 134 of the Companies Act 1989 informing BT Group plc of a notifiable interest in the issued share capital of BT Group plc in accordance with section 198(2) of the Act.

15) Name of contact and telephone number for queries

John Challis, 020 7356 4086

16) Name of authorised company official responsible for making this notification

John Challis, 020 7356 4086

Date of notification 17 May 2004

End

Enclosure 8.

                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

BT Group plc

2) Name of Director

Sir Christopher Bland
Ben Verwaayen
Ian Livingston
Pierre Danon
Andy Green
Paul Reynolds

3) Please state whether notification indicates that it is in respect of holding of the shareholder name in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest.

Adjustment in technical interest of the above directors

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Halifax Corporate Trustees Ltd

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

n/a

6) Please state the nature of the transaction. For PEP transactions please indicated whether general/single company PEP and if discretionary/non discretionary

Adjustment in technical interest of the above directors

7) Number of shares/amount of stock acquired:

Recovery of 4,666 BT Group shares by Halifax Corporate Trustees Limited as Trustee of the BT Group Employee Share Investment Plan from awards made to non-eligible individuals.

8) Percentage of issued class

n/a

9) Number of shares/amount of stock disposed

n/a

10) Percentage of issued class

n/a

11) Class of security

Ordinary shares of 5p each

12) Price per share

n/a

13) Date of transaction

17 May 2004

14) Date Company informed

17 May 2004

15) Total holding following this notification

n/a

16) Total percentage holding of issued class following this notification

n/a

If a director has been granted options by the company please complete the following details (17 - 22)

17) Date of grant

n/a

18) Period during which or date on which exercisable

n/a

19) Total amount paid (if any) for grant of the option

n/a

20) Description of shares or debentures involved: class, number

n/a

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

n/a

22) Total number of shares or debentures over which options held following this notification

No change

23) Any additional information

The above named Directors have technical interests, as at 17 May 2004 under
Schedule 13 of the Companies Act as follows:

   - A technical interest, together with all employees of BT Group plc in 156,976 Ordinary Shares held by the Trustee of the BT Group Employee Share Investment Plan, Halifax Corporate Trustees Limited;
   - A technical interest, together with all employees of BT Group plc in 30,463,435 Ordinary Shares held by Ilford Trustees (Jersey) Limited in respect of contingent awards under executive share plans;

24) Name of contact and telephone number for queries

John Challis 020 7356 4086

25) Name of signature or authorised company official responsible for making this notification

John Challis

Date of Notification: 17 May 2004

End

Enclosure 9.

                                     SCHEDULE 11
          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

BT Group plc

2)  Name of Director

Ian Livingston

3) Please state whether notification indicates that it is in respect of holding of the shareholder name in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest.

Director in 2) above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Director in 2) above

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

n/a

6) Please state the nature of the transaction. For PEP transactions please indicated whether general/single co PEP and if discretionary/non discretionary

Vesting of shares from the BT Group Retention Share Plan

7) Number of shares/amount of stock acquired:

175,332

8) Percentage of issued class

n/a

9) Number of shares/amount of stock disposed

72,031

10) Percentage of issued class

n/a

11) Class of security

Ordinary shares of 5p each

12) Price per share

181.75p

13)    Date of transaction

21 May 2004

14) Date Company informed

21 May 2004

15) Total holding following this notification

Ian Livingston

1. 312,938 ordinary shares - personal holding;
2. 293,023 shares under the BT Group Retention Share Plan;
3. 88,088 shares under BT Group Deferred Bonus Plan;
4. Options over 7,290 shares under BT Group Employee Sharesave Scheme;
5. Options over 1,639,272 shares under BT Group Global Share Option Plan.

16) Total percentage holding of issued class following this notification

n/a

If a director has been granted options by the company please complete the following boxes

17) Date of grant

n/a

18) Period during which or date on which exercisable

n/a

19) Total amount paid (if any) for grant of the option

n/a

20) Description of shares or debentures involved: class, number

n/a

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

n/a

22) Total number of shares or debentures over which options held following this notification

n/a

23) Any additional information

The above named Director has a technical interest, as at 21 May 2004 under
Schedule 13 of the Companies Act as follows:

   - A technical interest, together with all employees of BT Group plc in 156,976 Ordinary Shares held by the Trustee of the BT Group Employee Share Investment Plan, Halifax Corporate Trustees Limited;
   - A technical interest, together with all employees of BT Group plc in 30,463,435 Ordinary Shares held by Ilford Trustees (Jersey) Limited in respect of contingent awards under executive share plans;

24) Name of contact and telephone number for queries

John Challis, 020 7356 4086

25) Name of signature or authorised company official responsible for making this notification

John Challis

Date of Notification: 21 May 2004

End

Enclosure 10.

                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

BT Group plc

2) Name of Director

Sir Christopher Bland
Ben Verwaayen
Ian Livingston
Pierre Danon
Andy Green
Paul Reynolds

3) Please state whether notification indicates that it is in respect of holding of the shareholder name in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest.

Adjustment in technical interest of the above directors

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Ilford Trustees (Jersey) Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Adjustment in technical interest of the above directors

6) Please state the nature of the transaction. For PEP transactions please indicated whether general/single company PEP and if discretionary/non discretionary

A reduction in the technical interests of the above directors following the vesting of awards to 3 participants in the BT Group Retention Share Plan.

7) Number of shares/amount of stock acquired:

8) Percentage of issued class

n/a

9) Number of shares/amount of stock disposed

255,308

10) Percentage of issued class

n/a

11) Class of security

Ordinary shares of 5p each

12) Price per share

181.75p

13) Date of transaction

21 May 2004

14) Date Company informed

21 May 2004

15) Total holding following this notification

n/a

16) Total percentage holding of issued class following this notification

n/a

If a director has been granted options by the company please complete the following details (17 - 22)

17) Date of grant

n/a

18) Period during which or date on which exercisable

n/a

19) Total amount paid (if any) for grant of the option

n/a

20) Description of shares or debentures involved: class, number

n/a

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

n/a

22) Total number of shares or debentures over which options held following this notification

No change

23) Any additional information

The above named Directors have technical interests, as at 21 May 2004 under
Schedule 13 of the Companies Act as follows:

   - A technical interest, together with all employees of BT Group plc in 156,976 Ordinary Shares held by the Trustee of the BT Group Employee Share Investment Plan, Halifax Corporate Trustees Limited;
   - A technical interest, together with all employees of BT Group plc in 30,208,127 Ordinary Shares held by Ilford Trustees (Jersey) Limited in respect of contingent awards under executive share plans;

24) Name of contact and telephone number for queries

John Challis 020 7356 4086

25) Name of signature or authorised company official responsible for making this notification
John Challis

Date of Notification: 21 May 2004

End

Enclosure 11.

                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company
BT Group plc

2) Name of Director
Sir Anthony Greener

3) Please state whether notification indicates that it is in respect of holding of the shareholder name in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest. Director in 2) above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
Greenwood Nominees

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s) the director in 2) above

6) Please state the nature of the transaction. For PEP transactions please indicated whether general/single co PEP and if discretionary/non discretionary purchase of shares by the Director in 2) above

7) Number of shares/amount of stock acquired:
25,400

8) Percentage of issued class
n/a

9) Number of shares/amount of stock disposed n/a

10) Percentage of issued class
n/a

11) Class of security
Ordinary shares of 5p each

12) Price per share
181.75p

13)    Date of transaction
21 May 2004

14) Date Company informed
21 May 2004

15) Total holding following this notification
Sir Anthony Greener
60,007 ordinary shares - personal holding;

16) Total percentage holding of issued class following this notification n/a
If a director has been granted options by the company please complete the following boxes

17) Date of grant
n/a

18) Period during which or date on which exercisable n/a

19) Total amount paid (if any) for grant of the option n/a

20) Description of shares or debentures involved: class, number n/a

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise n/a

22) Total number of shares or debentures over which options held following this notification n/a

23) Any additional information
n/a

24) Name of contact and telephone number for queries
John Challis, 020 7356 4086

25) Name of signature or authorised company official responsible for making this notification

John Challis
Date of Notification: 21 May 2004

End

Enclosure 12.

Tuesday, 25 May 2004
                                  BT GROUP PLC

                           TRANSACTION IN OWN SHARES

BT Group plc announces that it has today purchased through Cazenove & Co. Ltd 2,000,000 ordinary shares at a price of 181.18 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, BT Group plc holds 46,121,225 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,588,507,813.

Enclosure 13.


Friday, 28 May 2004
                                  BT GROUP PLC

                           TRANSACTION IN OWN SHARES

BT Group plc announces that it has today purchased through Cazenove & Co. Ltd 2,500,000 ordinary shares at a price of 183.15 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, BT Group plc holds 48,621,225 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,586,007,813.

Enclosure 14.


                                     SCHEDULE 11
          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company
BT Group plc

2) Name of Director
Maarten van den Bergh

3) Please state whether notification indicates that it is in respect of holding of the shareholder name in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest. Director in 2) above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
Maarten van den Bergh

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s) the director in 2) above

6) Please state the nature of the transaction. For PEP transactions please indicated whether general/single co PEP and if discretionary/non discretionary purchase of shares by the Director in 2) above

7) Number of shares/amount of stock acquired:
2,740

8) Percentage of issued class
n/a

9) Number of shares/amount of stock disposed n/a

10) Percentage of issued class
n/a

11) Class of security
Ordinary shares of 5p each

12) Price per share
182.43p

13)    Date of transaction
1 June 2004

14) Date Company informed
1 June 2004

15) Total holding following this notification
Maarten van den Bergh
7,540 ordinary shares - personal holding;

16) Total percentage holding of issued class following this notification n/a
If a director has been granted options by the company please complete the following boxes

17) Date of grant
n/a

18) Period during which or date on which exercisable n/a

19) Total amount paid (if any) for grant of the option n/a

20) Description of shares or debentures involved: class, number n/a

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise n/a

22) Total number of shares or debentures over which options held following this notification n/a

23) Any additional information
n/a

24) Name of contact and telephone number for queries
John Challis, 020 7356 4086

25) Name of signature or authorised company official responsible for making this notification
John Challis

Date of Notification: 01 June 2004

End

Enclosure 15.

Wednesday, 2 June 2004
                                  BT GROUP PLC

                           TRANSACTION IN OWN SHARES

BT Group plc announces that it has today purchased through Cazenove & Co. Ltd 1,000,000 ordinary shares at a price of 181.17 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, BT Group plc holds 49,621,225 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,585,007,813.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


BT Group PLC
(Registrant)


By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary. Head of Shareholder Services


Date 07 June 2004